EXHIBIT 11

                               STARTER CORPORATION

Statement re: Computation of Net Income Per Share
(in thousands, except share data)

                                Three Months Ended           Nine Months Ended
                                   September 30                September 30
                                 1996         1995          1996         1995
                                 ----         ----          ----         ----
Average shares
  outstanding                 27,417,379   26,825,540    27,031,537   26,824,642
                            ============  ===========  ============  ===========
Net Income                  $     10,871  $    10,283  $      5,672  $     3,922
                            ============  ===========  ============  ===========
Per share amount            $        .40  $       .38  $        .21  $       .15
                            ============  ===========  ============  ===========